UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response. 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34213

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacific Gate Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1086 Hamer Court
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Marassa Jr.	331 330-0077	marassa@pacificgatepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if Individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Marassa Jr_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Pacific Gate Advisors , LLC_____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President

Notary Public _Raiza, Drennon_____ My Commission Expires on 01/06/2025

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.1Sc3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-S, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-S, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.1Sc3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Pacific Gate Advisors, Inc.

**Report on Audit of
Financial Statements**

December 31, 2022

THOMAS FAUST, CPA
Certified Public Accountant

PACIFIC GATE ADVISORS, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Pacific Gate Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Pacific Gate Advisors, LLC, as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Pacific Gate Advisors, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pacific Gate Advisors, LLC's management. My responsibility is to express an opinion on Pacific Gate Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Pacific Gate Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Pacific Gate Advisors, LLC's financial statements. The supplemental information is the responsibility of Pacific Gate Advisors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2021.

Lafayette, Indiana
March 30, 2023



PACIFIC GATE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	31,520
Accounts receivable		168,339
Total assets		199,859

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Members' Equity	$	199,859
Total Liabilities and Members' Equity	$	199,859

See notes to financial statements.

PACIFIC GATE ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:		
Consulting retainer fees	$	582,999
Success placement fees		978,655
Total revenues		1,561,654
Expenses:		
Compensation, Occupancy, and other expenses		1,297,000
Bad Debt Expense		180,485
Regulatory fees		7,607
Communications and data processing		1,029
Miscellaneous		301
Total expenses		1,486,422
Net Income (Loss)	$	75,232

The accompanying notes are an integral part of the financial statements.

PACIFIC GATE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Balance at beginning of year	$	124,627
Net income (loss)		75,232
Member distributions		0
Balance at end of year	$	199,859

The accompanying notes are an integral part of the financial statements.

PACIFIC GATE ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:

Net income	$	75,232
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Accounts receivable		(67,020)
Increase (decrease) in operating liabilities:		
Accounts payable		-
Net cash used in operating activities		8,212

Cash flows from financing activities

Retained earnings		
Net cash used in financing activities		0
Net increase in cash		8,212
Cash at beginning of year		23,308
Cash at end of year	$	31,520

Supplemental Cash Flow Disclosures

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of the financial statements.

PACIFIC GATE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pacific Gate Advisors, LLC (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the private placement of securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes fee income upon completion of the performance obligation when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction.

In May 2014, FASS issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize when the performance obligation is met

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2022.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a broker dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2022, the Company had net capital of $31,520 which was $26,520 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2019 through 2022 remain subject to potential examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2022.

PACIFIC GATE ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

NOTE 5. RELATED PARTY TRANSACTIONS

The Company's officers and directors are also owners and officers of Pacific Gate Partners, LLC. The Company pays for all direct expenses related to licensing and training. The Company paid Pacific Gate Partners, LLC $1,297,000 in 2022 for expenses associated with management, bookkeeping and certain other services provided to the Company. These services were performed as arm's length transactions. At December 31, 2022, the Company had no outstanding accounts receivable from, or accounts payable to this affiliated company.

NOTE 6: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2022. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2022. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

PACIFIC GATE ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3·1
OF SECURITIES AND EXCHANGED COMMISSION
AS OF DECEMBER 31, 2022

Computation of net capital

Total members' equity	$	199,859
Deductions:		
Non-allowable assets:		
Accounts receivable		(168,339)
Net capital before haircuts on securities positions		31,520
Haircuts on securities		-
Net Capital		31,520

Computation of aggregate indebtedness

Minimum of net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Net capital in excess of net capital requirement	$	26,520

Computation of aggregate indebtedness

Aggregate indebtedness		-
Ratio of aggregate indebtedness		0.00%

Part IIA Reconciliation Between Audited and Unaudited Net Capital

At December 31, 2022, there were no material differences between net capital above and the net capital as reported on the Firm's Part IIA most recently filed FOCUS report.

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY

The Member
Pacific Gate Advisors, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Pacific Gate Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: private placements of securities on a best efforts basis only(excluding Regulations A+, EB-5 Offerings and Oil & Gas) and Mergers and acquisitions investment advisory services (excluding fairness opinions); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) and has met this exemption provision throughout the most recent fiscal year ended December 31, 2022 without exception.

Pacific Gate Advisors, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Gate Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

Lafayette, Indiana
March 30, 2023

March 11, 2023

To Whom it May Concern:

Pacific Gate Advisors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, states the following:

    (1)   Pacific Gate Advisors, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

    (2)   Pacific Gate Advisors, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Pacific Gate Advisors, LLC limits its business activities exclusively to: private placements of securities on a best efforts basis only (excluding Regulations A+, EB-5 Offerings and Oil & Gas) and Mergers and acquisitions investment advisory services (excluding fairness opinions) ; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Pacific Gate Advisors, LLC has met this exemption provision throughout the most recent fiscal year ended December 31, 2022 without exception.

Very truly yours,



Robert Marassa, President
Pacific Gate Advisors, LLC

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY ON APPLYING AGREED-UPON PROCEDURES

The Member
Pacific Gate Advisors, LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Pacific Gate Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part lll for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the Pacific Gate Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
March 30, 2023



PACIFIC GATE ADVISORS, LLC
SIPC-7 GENERAL ASSESSMENT RECONCILIATION
SCHEDULE OF ASSESSMENT AND PAYMENTS
AS OF DECEMBER 31, 2022

General Assessment	$	2,342
Less payment made with SIPC-6		(959)
Less payment made with SIPC-7		(1,383)
Assessment balance due (overpaid)	$	(0)

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Total revenue $ 1,561,554

Additions:

Deductions:
- Revenues from mutual funds, insurance companies, advisory services & unit investment trusts.
- Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
- Net gain from securities in investment accounts.
- 100% of commissions earned from transactions in CD's and (ii) T-bills, bankers' acceptances, or commercial paper that mature nine months or less from issuance date.
- Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business.
- Other revenue not related to the securities business
- Total interest and dividend expense (not in excess of total interest and dividend income)

Total deductions

SIPC Net Operating Revenues   1,561,554

General Assessment @ .0015 $ 2,342

11